UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	OMB APPROVAL OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response .............. 4.47 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.

Medivation, Inc.	133863260	000-20837

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

501 2nd St. Suite 211		San Francisco	CA	94107	AREA CODE 415	NUMBER 543-3470

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE

ProMed Offshore Fund II, Ltd	N/A		125 Cambridge Park Dr.	Cambridge	MA	02140

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	UBS Securities, LLC 677 Washington Blvd Stanford, CT 06901		81,530	$347,318	25,295,048	7/24/06	AMEX

INSTRUCTIONS:

1. 2.	(a) (b) (c) (d) (e) (a) (b) (c) (d)	Name of issuer Issuer’s I.R.S. Identification Number Issuer’s S.E.C. file number, if any Issuer’s address, including zip code Issuer’s telephone number, including area code Name of person for whose account the securities are to be sold Such person’s I.R.S. identification number, if such person is an entity Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) Such person’s address, including zip code	3.	(a) (b) (c) (d) (e) (f) (g)	Title of the class of securities to be sold
Name and address of each broker through whom the securities are intended to be sold
Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
Approximate date on which the securities are to be sold
Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	12/17/04	Purchase in Private Placement	Orion Acquisition Corp II	345,850	12/10/04	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
ProMed Partners, L.P. 125 CambridgePark Dr., Cambridge, MA 02140	Common Stock	5/25/06	8,990	$ 40,575.55
ProMed Partners, L.P.	Common Stock	5/26/06	4,515	$ 20,181.42
ProMed Partners, L.P.	Common Stock	5/31/06	25,015	$ 112,026.19
ProMed Partners, L.P.	Common Stock	6/1/06	2,345	$ 10,502.46
ProMed Partners II, L.P.	Common Stock	5/25/06	425	$ 1,912.65
ProMed Partners II, L.P.	Common Stock	5/26/06	275	$ 1,229.21
ProMed Partners II, L.P.	Common Stock	5/31/06	5,435	$ 24,339.89
ProMed Offshore Fund, Ltd.	Common Stock	5/25/06	1,485	$ 6,683.03
ProMed Offshore Fund, Ltd.	Common Stock	5/26/06	1,710	$ 7,643.46
ProMed Offshore Fund, Ltd.	Common Stock	5/31/06	4,170	$ 18,674.76
ProMed Offshore Fund, Ltd.	Common Stock	6/1/06	6,155	$ 27,566.16
ProMed Offshore Fund II, Ltd.	Common Stock	5/2/06	23,000	$ 121,005.33
ProMed Offshore Fund II, Ltd.	Common Stock	5/4/06	158,000	$ 797,185.74
ProMed Offshore Fund II, Ltd.	Common Stock	5/5/06	10,000	$ 52,588.36

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

7/24/06 DATE OF NOTICE	David B. Musket (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations
(See 18 U.S.C. 1001)

SEC 1147 (C1-04)